UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Global Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

37946R109

(CUSIP Number)

Edward J. Faneuil

P.O. Box 9161

800 South St.

Waltham, Ma. 02454-9161

(781) 894-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 37946R109

1	Name of Reporting Person AE Holdings Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,850,000 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 5,850,000 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,850,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.3% of Common Units

14	Type of Reporting Person CO

SCHEDULE 13 D

CUSIP No. 37946R109

1	Name of Reporting Person Montello Oil Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New Jersey, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,348,078 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 2,348,078 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,348,078 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.6% of Common Units

14	Type of Reporting Person CO

SCHEDULE 13 D

CUSIP No. 37946R109

1	Name of Reporting Person Global Petroleum Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,725,463 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 1,725,463 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,463 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.3% of Common Units

14	Type of Reporting Person CO

SCHEDULE 13 D

CUSIP No. 37946R109

1	Name of Reporting Person Alfred Slifka

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,110 Common Units

	8	Shared Voting Power 10,071,004 Common Units

	9	Sole Dispositive Power 50,110 Common Units

	10	Shared Dispositive Power 10,071,004 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,121,114 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 36.9% of Common Units

14	Type of Reporting Person IN

SCHEDULE 13 D

CUSIP No. 37946R109

1	Name of Reporting Person Richard Slifka

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 332,499 Common Units

	8	Shared Voting Power 10,071,004 Common Units

	9	Sole Dispositive Power 332,499 Common Units

	10	Shared Dispositive Power 10,071,004 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,403,453 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 37.9% of Common Units

14	Type of Reporting Person IN

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) is being filed by AE Holdings Corp. (“AEHC”), Montello Oil Corporation (“Montello”), Global Petroleum Corp. (“GPC”), Alfred A. Slifka and Richard Slifka (each, a “Reporting Person”) and relates to the common units representing limited partner interests (the “Common Units”) in Global Partners LP, a Delaware limited partnership (the “Issuer” or the “Partnership”), which has its principal executive offices at 800 South Street, Waltham, Massachusetts 02454-9161.

Item 2.	Identity and Background

(a)                                 (1) AEHC is a Massachusetts corporation.

(2) Montello is a New Jersey corporation.

(3) GPC is a Massachusetts corporation.

(b)                                 The principal business address of each Reporting Person is 800 South Street, Suite 200, Waltham, MA 02454.

(c)                                  Alfred A. Slifka is the Chairman of the board of directors (the “Board”) of Global GP LLC (the “General Partner”), the general partner of Global Partners LP.  Richard Slifka is Vice Chairman of the Board.

(d)                                 During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any of the Reporting Persons as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)                                   Each of Alfred A. Slifka and Richard Slifka is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Issuer’s initial public offering (“IPO”) on September 29, 2005, the Issuer issued the following securities to the following parties pursuant to a Contribution, Conveyance and Assumption Agreement  (“IPO Contribution Agreement”):  (i) the General Partner received 226,736 Common Units and 1,723,196 subordinated units (“Subordinated Units”) representing limited partner interests in the Issuer; (ii) Montello received 308,552 Common Units and 2,344,992 Subordinated Units ; (iii) Larea Holdings II LLC (“Larea II”) received 37,121 Common Units and 282,121 Subordinated Units ; (iv) Chelsea Terminal Limited Partnership (“Chelsea”) received 94,659 Common Units and 719,409 Subordinated Units; and (v) Sandwich Terminal, L.L.C. (“Sandwich”) received 1,114 Common Units and 8,464 Subordinated Units.  On October 4, 2005, in connection with the IPO, the net proceeds from the exercise of the underwriters’ option to purchase additional Common Units were used to redeem (a) 224,469 Common Units from GPC, (b) 305,466 Common Units from Montello, (c) 1,103 Common Units from Sandwich and (d) 93,712 Common Units from Chelsea.  On October 29, 2005, Alfred A. Slifka purchased 100 Common Units.

On February 16, 2011, the Subordinated Units converted into Common Units on a one-for-one basis upon the satisfaction of certain operational and financial tests set forth in the Issuer’s Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”).

On March 1, 2012, the Issuer issued 5,850,000 Common Units to AEHC as partial consideration for AEHC’s 100% membership interest in Alliance Energy LLC.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on each of their respective businesses, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

(a)                                 None.

(b)                                 On March 1, 2012, the Issuer issued 5,850,000 Common Units to AEHC as partial consideration for AEHC’s 100% membership interest in Alliance Energy LLC.

(c)                                  None.

(d)                                 The General Partner of the Issuer is controlled directly by Alfred A. Slifka and Richard Slifka through their beneficial ownership of entities that own interests in the General Partner.  The General Partner manages the Issuer’s operations and activities and the Board oversees the Issuer’s operations. As the indirect owners of the General Partner, Alfred A. Slifka and Richard Slifka also have the right to elect the members of the Board. In connection with the transaction described in Item 4(b) above, Alfred A. Slifka and Richard Slifka (i) intend to expand the board of directors and appoint Andrew Slifka to the board of directors however and (ii) on March 1, 2012, appointed Andrew Slifka to serve as Executive Vice President of the General Partner.  Other than as described in the preceding sentence, Alfred A. Slifka and Richard Slifka have no current intention of changing the Board or management of the General Partner.

(e)                                  Alfred A. Slifka and Richard Slifka, as the direct and indirect owners of the General Partner, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Alfred A. Slifka and Richard Slifka, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.

(f)                                   None.

(g)                                  Alfred A. Slifka and Richard Slifka, as the direct and indirect owners of the General Partner, may cause changes to the Issuer’s Certificate of Limited Partnership and Partnership Agreement. Alfred A. Slifka and Richard Slifka, however, have no current intention of changing the Issuer’s Certificate of Limited Partnership, Partnership Agreement or any other instrument relating thereto to impede the acquisition of control of the Issuer by any person.

(h)                                 None.

(i)                                     None.

(j)                                    Except as described in this Item 4, none of the Reporting Persons have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. Alfred A. Slifka  and Richard Slifka may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to them.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their respective holdings of securities of the Issuer or to change their intentions with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)                                 (1)                                 Alfred A. Slifka is the record owner of 50,110 Common Units as of March 1, 2012.  Based on there being 27,430,563 Common Units outstanding as of March 1, 2012, these Common Units represent 0.2% of the outstanding Common Units as of the date of this Schedule 13D.

(2)                                 Richard Slifka is the record owner of 332,499 Common Units as of March 1, 2012.  Based on there being 27,430,563 Common Units outstanding as of March 1, 2012, these Common Units represent 1.2% of the outstanding Common Units as of the date of this Schedule 13D.

(3)                                 Chelsea is the record and beneficial owner of 120,356 Common Units as of March 1, 2012, which represented 0.4% of the outstanding Common Units as of the date of this Schedule 13D.  Chelsea Terminal Corp. is the general partner of Chelsea. Alfred A. Slifka and Richard Slifka are equal owners of Chelsea Terminal Corp. and each owns a 50% limited partner interest in Chelsea. Alfred A. Slifka and Richard Slifka share voting and investment power with respect to and, therefore, may be deemed to beneficially own, the units owned by Chelsea.

(4)                                 Sandwich is the record and beneficial owner of 8,475 Common Units as of March 1, 2012, which represented 0.0% of the outstanding Common Units as of the date of this Schedule 13D.  Alfred A. Slifka and Richard Slifka are equal owners of Sandwich and share voting and investment power with respect to and, therefore, may be deemed to beneficially own, the units owned by Sandwich.

(5)                                 Larea II is the record and beneficial owner of 282,492 Common Units as of March 1, 2012, which represented 1.0% of the outstanding Common Units as of the date of this Schedule 13D.  Richard Slifka is the trustee of a voting trust with sole voting and investment power with respect to the units owned by Larea II.  Richard Slifka may, therefore, be deemed to beneficially own the units held by Larea II.

(6)                                 Montello is the record and beneficial owner of 2,348,078 Common Units as of March 1, 2012, which represented 8.6% of the outstanding Common Units as of the date of this Schedule 13D.  ASRS Montello General Partnership owns 72.8% of the ownership interests in Montello. Alfred A. Slifka and Richard Slifka are equal owners of ASRS Montello General Partnership. Alfred A. Slifka and Richard Slifka share voting and investment power with respect to and, therefore, may be deemed to beneficially own, the units owned by Montello. Alfred Slifka Montello Irrevocable Trust (“AS Montello”) owns 13.6% of Montello.  Alfred A. Slifka is the beneficial owner of AS Montello. Richard Slifka Montello Irrevocable Trust (“RS Montello”) owns 13.6% of Montello.  Richard Slifka is the beneficial owner of RS Montello.

(7)                                 GPC is the record and beneficial owner of 1,725,463 Common Units as of March 1, 2012, which represented 6.3% of the outstanding Common Units as of the date of this Schedule 13D.  ASRS Global General Partnership owns 100% of the ownership interests in GPC. Alfred A. Slifka and Richard Slifka are equal owners of ASRS Global General Partnership. As general partners of ASRS Global General Partnership, Alfred A. Slifka and Richard Slifka share voting and investment power with respect to, and therefore may be deemed to beneficially own, the units owned by GPC.

(8)                                 AEHC is the record and beneficial owner of 5,850,000 Common Units as of March 1, 2012, which represented 21.3% of the outstanding Common Units as of the date of this Schedule 13D.  Alfred A. Slifka and Richard Slifka share voting and investment power with respect to, and therefore may be deemed to beneficially own the units owned by AEHC.

(9)                                 The General Partner is the record and beneficial owner of 18,632 Common Units as of March 1, 2012, which represents 0.1% of the outstanding Common Units as of the date of this Schedule 13D.  Alfred A. Slifka and Richard Slifka control Global GP LLC, and thus may be deemed to beneficially own, the units owned by Global GP LLC.

(b)                                 The information set forth in Items 7 through 11 of the cover pages and the information set forth in Item 2 hereto is incorporated herein by reference.  Chelsea is a Massachusetts limited partnership, Sandwich is a Massachusetts limited liability company, and each of the General Partner and Larea II is a Delaware limited liability company.  The principal business and office address of each of Chelsea, Sandwich, the General Partner and Larea II is 800 South Street, Suite 200, Waltham, MA  02454.  During the past five years, none of Chelsea, Sandwich, the General Partner or Larea II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, none of Chelsea, Sandwich, the General Partner or Larea II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(c)                                  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons, Chelsea, Sandwich the General Partner nor Larea II has effected any transactions in the Common Units during the past 60 days.  On January 6, 2011 the General Partner transferred 12,208 Common Units to an employee in satisfaction of a grant under the General Partner’s Long-Term Incentive Plan.  No cash consideration was received by the General Partner for this transaction.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3, Item 4 and Item 5 is hereby incorporated by reference herein.  Alfred A. Slifka and Richard Slifka are brothers.

Subject to certain limitations, the Partnership Agreement provides that the Partnership will, upon the request of the General Partner or any of its affiliates (including the Reporting Persons) (each, a “Holder”) file up to three registration statements to register the securities held by such Holder.  Additionally, if the Partnership proposes to file a registration statement for an offering of equity securities for cash, the Partnership must use reasonable efforts to include a requesting Holder’s securities in such registration statement.

The Partnership and AEHC have entered into a Registration Rights Agreement dated March 1, 2012, under which the Partnership will, upon the request of AEHC or another affiliate of the General Partner, file up to two additional registration statements to register the securities held by a Holder.

Item 7.	Material to be Filed as Exhibits
Exhibit A

Third Amended and Restated Agreement of Limited Partnership of Global Partners LP, dated as of December 9, 2009 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on December 15, 2009).

Exhibit B

Contribution Agreement, dated November 21, 2011 by and between Global Partners LP and AE Holdings Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 23, 2011).

Exhibit C

Registration Rights Agreement, dated March 1, 2012 by and between Global Partners LP and AE Holdings Corp. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 7, 2012).

Exhibit D	Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 7, 2012

AE HOLDINGS CORP.

/s/ Alfred A. Slifka
Name: Alfred A. Slifka
Title: President

MONTELLO OIL CORPORATION

/s/ Richard Slifka
Name: Richard Slifka
Title: Treasurer

GLOBAL PETROLEUM CORP.

/s/ Alfred A. Slifka
Name: Alfred A. Slifka
Title: President

/s/ Alfred A. Slifka
Name: Alfred A. Slifka

/s/ Richard Slifka
Name: Richard Slifka

EXHIBIT INDEX

Exhibit A

Third Amended and Restated Agreement of Limited Partnership of Global Partners LP, dated as of December 9, 2009 (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on December 15, 2009).

Exhibit B

Contribution Agreement, dated November 21, 2011 by and between Global Partners LP and AE Holdings Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 23, 2011).

Exhibit C

Registration Rights Agreement, dated March 1, 2012 by and between Global Partners LP and AE Holdings Corp. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 7, 2012).

Exhibit D	Joint Filing Agreement.